

likeablelocal

cross-channel social media automation software



likeablelocal

WE ARE LIVING IN A DIFFERENT ERA

Hyper-Local Economy
A long time ago...  YellowPage Economy
1950's +  Search Economy
2000's  Social Economy
Today

WE NOW LIVE IN A SOCIAL ECONOMY

In today's business environment, social media is the most cost effective and direct way to market a small business. Helping is the new selling, and the currency is quality content shared via social media



OK, SO WHAT'S THE PROBLEM?

Most small business owners don't have the time, experience, resources, or patience to execute on a great social media presence for their business

and that's where likeablelocal comes in!

Likeable Local is an easy-to-use social media platform that takes away the stress of managing social media channels like Facebook, Twitter, LinkedIn, and Instagram.

Whether a business owner is looking for help with posting the right content, driving more referrals and leads into their business, or simply staying top of mind with a social media presence they can be proud of, **Likeable Local** is the solution of choice for thousands of small business owners.


likeablelocal
likeablehub
Ideas / Anytime Posts
Favorites
Anytime Posts
GIFs
Top Picks
Others
Art
Auto
Beauty
Business
Buzzfeed
Cleaning
Coffee
Contractors
Conversational
Dentists
Entertainment
Fashion
MacBook Air

SOFTWARE FEATURES INCLUDE...

- Automated Posting
- Custom Posting
- TurboPost Technology
- Targeted Social Advertising

- Customized Landing Pages
- Referral Generation
- Analytics & Mobile App
- Dedicated Account Manager

so what's the market opportunity?



27,900,000

Number of small businesses in the United States - a large, highly fragmented, and underserved addressable market*



87%

Percentage of SMBs who say social media has helped their business*



17.4%

Percentage of budget SMBs plan to allocate to social media in the next 12 months*

likeablelocal

*bit.ly/smbbudget

who are our best customers?





#1 - They're Driven By Word of Mouth

Our ideal clients get a lot of their business through referrals and see value in generating leads from their social media network

#2 - They Have a High LTV

Our ideal clients have a high lifetime value for their own customers - maximizing their return on investment

and verticals that fit that criteria include...

1. Dentists

2. Jewelers

3. Lawyers

4. Photographers

5. Event Planners

6. General Contractors

7. Accountants

8. Chiropractors

9. Other Marketers & Agencies

10. ...And Many More!

AND IT'S WORKING!

- Agreements up to 12 months

- Over 1,200 customers paying between $200 - $1,000 a month

- $2.8MM Annualized Run Rate

- Scalable sales model - produced over $20K in MRR for 12 months straight

likeablelocal



COMPETITIVE LANDSCAPE

But wait...properly managing social media is obviously a big problem and a huge market opportunity - there must be other companies looking to capitalize, right?

some major competitors include...













....for us, the presence of these companies **validates** the space we're in



OUR COMPETITIVE ADVANTAGES

Most competitors are simply offering scheduling tools - you still need to hunt for content. And if they offer content, you still need to set up an ad account to boost it. This is too much for the average SMB

- Our content is integrated *automatically* - we have a content team that creates and curates content for over 60 different "tags" that clients can subscribe to as part of *every* package

- Facebook ads and boosting are integrated *automatically* - TurboPost technology *automatically* boosts *everything* posted through our platform - "like" and referral ads are *automated* too!

- Not to mention our *stellar* executive team…


likeablelocal

Dave Kerpen
CEO




The "Crunch & Munch" Guy Increased sales over 600%


Had a "Sponsored Wedding", Raised 100K

likeable media
Grew Likeable Media to triple digit revenue growth for 4 consecutive years



Dave is also a LinkedIn Influencer, public speaker, and is a thought leader on social media for SMBs


likeablelocal
THE NEW YORK TIMES AND USA TODAY BESTSELLER
Featuring new sections on Pinterest, Instagram, Google+, and more!
likeable
social media
How to DELIGHT YOUR CUSTOMERS,
Create an IRRESISTIBLE BRAND,
and Be Generally
AMAZING ON FACEBOOK
(and other social networks)
DAVE KERPEN

Mark Brooks
COO





10+ years SMB/SaaS sales leadership - former Director of Sales for Yodle



Scaled Canadian sales team from 0 to 120 reps and produced a $3.8MM run rate in the first 12 months



Leads Sales, Marketing, Client Services, & Content Teams for Likeable Local



Hugh Morgenbesser
CTO

likeablelocal



Dual degree from MIT in Electrical Engineering & Computer Science - Also holds a patent!



Senior SEM/SEO Software Engineer at Trip Advisor



Leads Development Team in Portland, Maine

LIKEABLE BOARD



Mark
Roberge
Former CRO,
Hubspot



Milind Mehere
Co-Founder,
Yodle



Dr. Ed
Zuckerberg
DDS, FAGD
(Mark's Dad)



Nihal Mehta
Founding
General
Partner, Eniac
Ventures

where we're at...



We've overhauled the sales process & mastered selling to SMBs

We've identified our opportunity to scale

And we're upgrading the product as a result...

WHERE WE'RE GOING

1. Cross profitability threshold in Q2/early Q3
2. Refocus product & sales - concentrate on agency/strategic partner/enterprise clients
3. Raise funds through SeedInvest to scale business
4. Responsibly staff-up/grow Portland, ME team with emphasis on developers

PREVIOUS FINANCING



Dave
McClure
Founder,
500 Startups



Roy Rodenstein,
Founder,
Going.com
Acquired by AOL



Maurice Reznik
Former CEO/
Chairman,
Maidenform



Tom
DiBenedetto,
Partner,
Boston Red Sox



Don Douglas
CEO
Liquid
Networx



Verne Harnish
Founder/ CEO
EO / Gazelles

likeablelocal

"

How dare you settle for less when the world makes it so easy to be **remarkable**.

-Seth Godin



cross-channel social media automation software